SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13A-17 OR 15D-17 THEREUNDER


                       ADVANCED TISSUE SCIENCES, INC.
                ----------------------------------------------
                (Exact name of issuer as specified in charter)

         10933 North Torrey Pines Road, La Jolla California  92037
         ---------------------------------------------------------
                   (Address of principal executive offices)

       Issuer's telephone number, including area code  (619) 450-5730
                                                       ---------------



                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

INDICATE ANY CHANGE (INCREASE OR DECREASE) OF 5% OR MORE IN THE NUMBER OF SHARES OUTSTANDING:

1.     TITLE OF SECURITY    Common Stock, par value $.01 per share
                         --------------------------------------------
2.     NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE     33,912,223
                                                         ------------
3.     NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE      36,912,223
                                                         ------------
4.     EFFECTIVE DATE OF CHANGE          March 21, 1996
                                     --------------------------------
5.     METHOD OF CHANGE:

       SPECIFY METHOD (SUCH AS MERGER ACQUISITION, EXCHANGE, DISTRIBUTION, STOCK SPLIT, ACQUISITION OF STOCK FOR TREASURY, ETC.)

       Issuance of shares of Common Stock in connection with a public offering
       -----------------------------------------------------------------------

       GIVE BRIEF DESCRIPTION OF TRANSACTION  The Registrant issued an
                                             -------------------------------
       aggregate of 3,000,000 shares of its Common Stock pursuant to the
       ---------------------------------------------------------------------
       terms and conditions of an Underwriting Agreement dated March 20, 1996
       ----------------------------------------------------------------------
       by and between the Registrant and Goldman, Sachs & Co. on behalf of
       ----------------------------------------------------------------------
       each of the Underwriters.
       -------------------------


                        II.  CHANGE IN NAME OF ISSUER

1.     NAME PRIOR TO CHANGE          Not Applicable
                                -------------------------
2.     NAME AFTER CHANGE             Not Applicable
                                -------------------------
3.     EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME   Not Applicable
                                                          ----------------
4.     DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED  Not Applicable
                                                           ----------------


DATE          March 29, 1996               /s/  Arthur J. Benvenuto
     ---------------------------         ------------------------------
                                         Arthur J. Benvenuto
                                         Chairman of the Board and
                                         Chief Executive Officer